UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

     (Check One): [ ] Form 10-KSB [ ] Form 20-F [ ]Form 11-K [X]Form 10-QSB
                          [ ] Form N-SAR [ ] Form N-CSR

                         For Period Ended: June 30, 2005

                         [ ] Transition Report on Form 10-K
                         [ ] Transition Report on Form 20-F
                         [ ] Transition Report on Form 11-K
                         [ ] Transition Report on Form 10-Q
                         [ ] Transition Report on Form N-SAR

                         For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

                                   IPEX, Inc.
                                   ----------
                             Full name of Registrant

                       9255 Towne Centre Drive, Suite 235
                       ----------------------------------
            Address of Principal Executive Office (Street and Number)

                               San Diego, CA 92121
                               -------------------
                            City, State and Zip Code

                        PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      |     (a)   The reasons described in reasonable detail in Part III of this
      |           form could not be eliminated  without  unreasonable  effort or
      |           expense;
      |     (b)   The subject  annual  report,  semi-annual  report,  transition
      |           report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form
      |           N-CSR,  or  portion  thereof,  will be filed on or before  the
[X]   |           fifteenth  calendar day following the  prescribed due date; or
      |           the  subject  quarterly  report or  transition  report on Form
      |           10-Q, or portion  thereof will be filed on or before the fifth
      |           calendar day following the prescribed due date; and
      |     (c)   The  accountant's  statement or other exhibit required by Rule
      |           12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

            The  compilation,   dissemination  and  review  of  the  information
      required to be presented in the Form 10-QSB for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-QSB impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such report no later than five days after its original prescribed due date.

                           PART IV - OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

                Russell Ingledew           (858)              720-8000
                ----------------           -----              --------
                      (Name)            (Area Code)       (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes
            [X] No [_]

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Sales  for  the   quarter   ended   June  30,   2005  rose  by
            approximately 162% compared to the quarter ended June 30, 2004. Sales for the six month period ended June 30, 2005 rose by approximately 171% compared to sales from the six month period ended June 30, 2004. Additional working capital provided by the registrant's March 18, 2005 private placement allowed the Company to extend credit to Tier 2 carriers under net 15 terms thereby increasing the number of overall customers.

                  Cost of sales is comprised of supplier costs and switch costs.
            Supplier costs for the quarter ended June 30, 2005 increased by approximately 162% compared to the quarter ended June 30, 2004. Supplier costs for the six month period ended June 30, 2005 increased by approximately 149% compared to the six month period ended June 30, 2004. Switch costs for the quarter ended June 30, 2005 increased by approximately 110% compared to the quarter ended June 30, 2004. Switch costs for the six month period ended June 30, 2005 increased by approximately 46% compared to the six month period ended June 30, 2004. The increase in supplier costs and switch costs is attributable to the increase in sales.

                  Selling,  general and administrative  expenses for the quarter ended June 30, 2005 increased by approximately $1,057% compared to the quarter ended June 30, 2004. Selling, general and administrative expenses for the six months ended June 30, 2005 increased by approximately 570% compared to the six months ended June 30, 2004. The increase in selling, general and administrative expenses is due primarily to a substantial increase in the registrant's professional and legal expenses, as well as increases in the registrant's payroll and other general operating and administrative costs.

                  The   substantial    increase   in   selling,    general   and
            administrative expenses caused the registrant an approximate 1,155% increase in net loss for the quarter ended June 30, 2005 as compared to the quarter ended June 30, 2004. These expenses also contributed to an approximate 286% increase in the registrant's net loss for the six months ended June 30, 2005 compared to the six months ended June 30, 2004.

--------------------------------------------------------------------------------

                                   IPEX, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 15, 2005                           By: /s/ Gerald Beckwith
      ---------------                               -----------------------
                                                    Gerald Beckwith
                                                    Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.